Exhibit 99.2

© Immatics. Not for further reproduction or distribution. Delivering the Power of T cells to Cancer Patients © Immatics. Not for further reproduction or distribution. Immatics Corporate Presentation March 22, 2023

Forward - Looking Statement This presentation (“Presentation”) is provided by Immatics N . V . (“Immatics” or the “Company”) for informational purposes only . The information contained herein does not purport to be all - inclusive and none of Immatics, any of its affiliates, any of its or their respective control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation . Forward - Looking Statements . Certain statements in this presentation may be considered forward - looking statements . Forward - looking statements generally relate to future events or the Company’s future financial or operating performance . For example, statements concerning timing of data read - outs for product candidates, the timing of IND or CTA filing for pre - clinical stage product candidates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology . Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable, Immatics and its management, are inherently uncertain . New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties . Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual report on Form 20 - F and other filings with the Securities and Exchange Commission (SEC) . Nothing in this presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved . You should not place undue reliance on forward - looking statements, which speak only as of the date they are made . The Company undertakes no duty to update these forward - looking statements . No Offer or Solicitation . This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended, or in an offering exempt from registration . Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research . In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions . Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source . All the scientific and clinical data presented within this presentation are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification . 2

Therapeutic Opportunity Potential for addressing large patient populations with high prevalence targets in solid tumors Two Clinical - Stage Modalities Pipeline of TCR - T and TCR Bispecific product candidates in clinical & preclinical development Building a Leading TCR Therapeutics Company 3 Intro Differentiated Platforms Unique technologies to identify true cancer targets and right TCRs Clinical PoC for Cell Therapy High rate of confirmed objective responses across multiple solid tumors in early TCR - T clinical development

4 Three IMA203 Ph1b cohorts: • Monotherapy • Checkpoint combo • 2nd - gen IMA203CD8 Update on all three cohorts and identification of most promising cohort to advance towards pivotal trials is planned for 2H 2023 ACTengine ® IMA203 (PRAME) Advance ongoing Phase 1 clinical trial Establish clinical PoC TCER® IMA401 (MAGEA4/8) Submission of CTA 1 application planned in 2Q 2023 Start of Phase 1/2 clinical trial planned in 2H 2023 TCER® IMA402 (PRAME) Intro Solid cash runway into 2025 to reach multiple value inflections points across our portfolio Our Near - Term Focus – Clinical Development of Our Lead Assets from Our Autologous TCR - T (ACTengine®) and TCR Bispecifics (TCER®) Pipeline 1 Clinical Trial Application (CTA) is the European equivalent of an Investigational New Drug (IND) application

ACTengine® IMA203 TCR - T Product Manufacturing Enhancing Manufacturing Process and Capabilities Leukapheresis Rapid Manufacturing Process 1 week Expedited QC Release Testing 1 week Infusion - ready Manufacturing of ACTengine® IMA203 TCR - T & other future autologous /allogeneic candidates Expected to be operational in 2024 Approx. 100,000 sq ft in Houston area, TX – modular and flexible design Early - stage and registration - directed clinical trials as well as initial commercial supply State - of - the - art research & GMP manufacturing facility Short manufacturing turnaround time 5 Intro

Our TCR - based Approaches Leverage the Full Target Space beyond the Cancer Cell Surface 6 Intro

Two Distinct TCR - based Therapeutic Modalities in Clinical Development 7 Differentiated positioning of ACTengine® vs. TCER® based on patient population and medical need Intro 1 Interim data update from the ACTengine® IMA203 TCR - T Phase 1 trial with a 50% (6/12) confirmed ORR target dose or above with at least 1 billion infused TCR - T cells across several solid tumor indications, 80% (4/5) confirmed ORR in Phase 1b patients only; 2 Initial manufacturing may provide sufficient quantity for potential repeat dosing. Autologous TCR - T (ACTengine®) TCR Bispecifics (TCER®) • Strong clinical activity in patients with high tumor burden 1 • Single dose 2 • Proprietary manufacturing process for enhanced potency of T cells • Specialized medical centers • Target requirements: stringent tumor selectivity, low, medium, high copy numbers • Off - the - shelf biologic for immediate treatment • Repeat dosing • All hospitals and out - patient, opportunity for larger patient reach • Favorable commercial characteristics • Target requirements: strong tumor association, median to high copy numbers

Modality Product Candidate Target Preclinical Phase 1a 1 Phase 1b 1 Phase 2 Phase 3 Autologous ACT ACTengine ® IMA203 PRAME ACTengine® IMA203CD8 PRAME ACTengine® IMA204 COL6A3 Multiple programs Undisclosed Allogeneic ACT γδ T cells ACTallo® IMA30x Undisclosed Multiple programs Undisclosed Bispecifics TCER® IMA401 MAGEA4/8 TCER® IMA402 PRAME TCER® IMA403 Undisclosed Multiple programs Undisclosed Our Pipeline of TCR - based Adoptive Cell Therapies and Bispecifics 8 Intro 1 Phase 1a: Dose escalation, Phase 1b: Dose expansion; 2 Opdivo ® (nivolumab): programmed death - 1 (PD - 1) immune checkpoint inhibitor; * I mmatics proprietary ACTallo ® platform utilizing Editas ’ CRISPR gene editing technology + Checkpoint Inhibitor 2 *

Potential for Large Patient Populations across Multiple Solid Cancers 9 Uterine Carcinoma – 100% Sarcoma Subtypes – up to 100% Cut. Melanoma – 95% Uveal Melanoma 1 – 90% Ovarian Carcinoma – 80% Squamous NSCLC – 65% TNBC – 60% Small Cell Lung Cancel – 55% Kidney Carcinoma – up to 45% Cholangiocarcinoma – 35% Adeno NSCLC – 25% Breast Carcinoma – 25% HNSCC – 25% Esophageal Carcinoma – 20% HCC – 20% Bladder Carcinoma – 20% Sarcoma Subtypes – up to 80% Squamous NSCLC – 50% HNSCC – 35% Bladder Carcinoma – 30% Esophageal Carcinoma – 25% Uterine Carcinosarcoma – 25% Ovarian Carcinoma – 20% Melanoma – 20% I MA203 / IMA402 PRAME IMA401 MAGEA4/8 IMA204 COL6A3 Exon 6 Intro Pancreatic Carcinoma – 80% Breast Carcinoma – 75% Stomach Carcinoma – 65% Sarcoma – 65% Esophageal Carcinoma – 60% Squamous NSCLC – 55% Adeno NSCLC – 55% HNSCC – 55% Uterine Carcinosarcoma – 55% Colorectal Carcinoma – 45% Mesothelioma – 45% Cholangiocarcinoma – 40% Ovarian Carcinoma – 40% Melanoma – 35% Bladder Carcinoma – 35% ACTengine® and TCER® targets demonstrate high prevalence in m ultiple s olid cancers Target prevalence for selected solid cancer indications are based on TCGA (for SCLC: in - house) RNAseq data combined with a propr ietary mass spec - guided RNA expression threshold ; 1 Uveal melanoma target prevalence is based on IMADetect® qPCR testing of screening biopsies from clinical trial patients (n=21 )

ACTengine® IMA203 – TCR - T Targeting PRAME 10

ACTengine® IMA203 Targeting PRAME – Mechanism of Action Immatics’ Leading TCR - T Approach 11 IMA203

Multi - Tumor Target PRAME Promising Opportunity for TCR - based Therapies 12 PRAME Peptide Target • HLA - A*02:01 presented peptide identified by XPRESIDENT® quant. mass spectrometry • Presented at high target density in tumor tissue (100 - 1000 copies/cell) • Homogenously expressed • Highly cancer - specific, not expressed in normal tissue at relevant levels • Highly prevalent across many solid cancers • Potential to reach a large cancer patient population IMA203 T cell Receptor (TCR): • Affinity - improved TCR by enhanced TCR chain pairing • High functional avidity: EC50 ~5 ng/ml • O ff - target toxicity screening against normal tissue peptides selected from our immunopeptidome database to retain specificity Indication % PRAME positive patients 1 Uterine Carcinoma Uterine Carcinosarcoma Sarcoma Subtypes Cut. Melanoma Uveal Melanoma 2 Ovarian Carcinoma Squamous NSCLC TNBC Small Cell Lung Cancer Kidney Carcinoma Cholangiocarcinoma Adeno NSCLC Breast Carcinoma HNSCC Esophageal Carcinoma HCC Bladder Carcinoma 100% 100% up to 100% 95% 50% 80% 65% 60% 55% up to 45% 35% 25% 25% 25% 20% 20% 20% SqNSCLC Ovarian Cancer PRAME RNA detection in tumor samples (ISH) 1 PRAME target prevalence is based on TCGA (for SCLC: in - house) RNAseq data combined with a proprietary mass spec - guided RNA expre ssion threshold; 2 TCGA: early & late - stage primary tumor samples, Immatics clinical trials: late - stage/metastatic tumor samples, Role of PRAME in metastasis of uveal melanoma: Field et al. 2016 Clinical Cancer Research; NSCLC: Non - small cell lung cancer, TNBC: Triple - negative breast cancer, HNSCC: Head and neck squa mous cell carcinoma; HCC: Hepatocellular carcinoma Uterine Carcinoma Cut. Melanoma Uveal Melanoma 2 Ovarian Carcinoma 90% 95% 90% 70% Patient screening data from Immatics’ clinical trials support high prevalence of PRAME: IMA203

ACTengine® IMA203 – Patient Flow 13 HLA - A*02 Testing Blood sample; Central lab Treatment & Observation Phase Long Term Follow - up Screening & Manufacturing Phase ACTengine® Manufacturing by Immatics Infusion of ACTengine® T cell Product Lymphodepletion 30 mg/m 2 Flu darabine 1 and 500 mg/m 2 Cy clophosphamide for 4 days Target Profiling Fresh Tumor Biopsy; IMADetect® Low dose IL - 2 1m IU daily days 1 - 5 and twice daily days 6 - 10 * Safety and efficacy monitoring for 12 months IMA203 * IL - 2 dose reduction from twice daily to daily for the first 5 days and dosing duration from 14 to 10 days introduced prior to treatment of first patients on dose level 3 ; 1 Dose reduction of Fludarabine (from 40 mg/m 2 to 30 mg/m 2 ) was introduced prior to treatment of the first patient on dose level 3 Leuka - pheresis IMA203 x x Expression Antigen 1 3 2

First pt treated Aug 20 22; DL3 completed, DL4a ongoing IMA203 TCR - T Phase 1 Design Three Phase 1b Expansion Cohorts to Establish Durable Objective Responses 14 14 Phase 1b Dose Expansion Phase 1a Dose Escalation Cohort A IMA203 Monotherapy at Target Dose (plus DL5) 1 Increasing T cell:Tumor cell Ratio 2 Cohort B IMA203 at Target Dose plus Checkpoint Inhibitor 3 Blocking PD - 1/PD - L1 pathway Cohort C Adding functional CD4 T cells 5 IMA203 Monotherapy in Basket Trial Completed & provisional RP2D 1 determined in March 2022 First pt treated March 2022 First pt treated May 20 22 IMA203 Interim Update Oct 10, 2022 Phase 1a: all 27 patients Phase 1b cohort A: 5 patients IMA203CD8 2nd Gen at Target Dose (plus DL5) 4 1 RP2D (target dose) determined at DL4, exploration of higher dose (DL5) ongoing; 2 Demonstrated to be associated with durable response: Locke et al. 2020 Blood Advances; 3 Opdivo ® (nivolumab): programmed death - 1 (PD - 1) immune checkpoint inhibitor; 4 Treatment of n=3 patients at DL3 completed, enrollment at DL4a ongoing before continuation at DL4b and potentially DL5; 5 Demonstrated to be important for long - term remission: Melenhorst et al. 2022 Nature, Bai et al. 2022 Science Advances;

Moving from Phase 1a to Phase 1b Continuous Improvement of Key Aspects that May Influence Clinical Outcome 15 Our Focus in Phase 1a • Safety • Biological activity • Initial signs of clinical activity Our Focus in Phase 1b • Safety • Durability of response at 6 months and beyond to pave the way for registration trials We continue to improve key determinants as we move from Phase 1a into Phase 1b 1. Higher T cell dose: Only RP2D or exploratory DL5 2. Enhanced cell product: Implementation of manufacturing enhancements (e.g. monocyte depletion, see appendix) focusing on robustness, quality, and speed of product release 3. “Real life” patients: Working with more disease area experts to reduce the fraction of very heavily pre - treated patients with extreme disease burden who have exhausted standard of care and have undergone multiple clinical trials IMA203

16 ACTengine ® IMA203 – Interim Monotherapy Update Phase 1b Cohort A Initial Data from 5 Patients Key Take Aways IMA203 Monotherapy Phase 1a Dose Escalation Data from 27 Patients 1 ORR: O bjective response rate (partial responses) according to RECIST 1.1 at first scan post infusion (~6 weeks) ; 2 confirmed ORR: Confirmed objective response rate (confirmed partial responses) according to RECIST 1.1 at second scan post infusion (~12 weeks), 1 patient with SD at ~ 6 - week scan with pending ~12 - week scan considered as non - responder for confirmed ORR; * Total transduced viable CD8 T cells, all patients in Phase 1a DL4 and Phase 1b DL4/DL5; RPD2: Recommended Phase 2 dose; DL: Dose level • Acceptable & manageable treatment - emergent adverse events (TEAEs) • DL4 defined as provisional RP2D • 48% (13/27) initial ORR 1 across all doses and multiple solid cancers • Limited number of confirmed responses • Acceptable & manageable TEAEs • Patients treated at RP2D (DL4) and exploratory DL5 • 80% ( 4/5) initial ORR 1 in patients with 4 different solid tumors • 80% (4/5) confirmed ORR 2 : Confirmation of all objective responses after ~3 months; all responses ongoing • Favorable tolerability profile • Confirmed responses in multiple heavily pre - treated solid tumor types (cut. melanoma, uveal melanoma, head and neck cancer, ovarian cancer, synovial sarcoma) • Positively evolving durability profile for IMA203 » above 1 bn TCR - T cells (DL4/5) * in phase 1a and phase 1b: 50% (6/12) confirmed ORR 2 » in phase 1b patients only : 80% (4/5) confirmed ORR 2 Data cut - off – 06 - Sept - 2022 IMA203

ACTengine® IMA203 Monotherapy – Patient and Product Characteristics 17 Phase 1a Dose Escalation Phase 1b (Cohort A) Dose Expansion All pts (DL1 - 4) DL4 pts only All pts (DL4/DL5) Patients treated 27 7 5 Prior lines of treatment Mean (min, max) 4.2 (1, 8) 4.6 (1, 7) 4.0 (1, 10) LDH at baseline >1 x ULN [% of patients] 66.7 85.7 40.0 Baseline tumor burden Mean target lesion sum of diameter [mm] (min, max) 130.3 (29.0, 219.7) 115.8 (37.0, 197.6) 55.2 (21.0, 102.9) Dose Mean transduced viable CD8 T cells infused [x10 9 ] (min, max) 0.65 (0.08, 2.09) 1.48 (1.07, 2.09) 2.22 (1.30, 4.16) Manufacturing Process Prior versions 1 Current version IMA203 Dose Levels 1 Except for 1 product for patient at DL3 generated with current manufacturing process; * DL4: 200m to 1.2bn transduced viable CD8 T cells per m 2 BSA, all patients in DL4 received cell doses in the upper tier of DL4, above DL3; ** DL5: up to 4.7bn transduced viable CD8 T cells per m 2 BSA; ULN: Upper limit of normal; BSA: Body surface area; RP2D: Recommended Phase 2 dose; LHD: Lactate dehydrogenase 32 heavily pre - treated patients, thereof 12 patients at target dose or above , were infused with IMA203 TCR - T cells targeting PRAME DL4 was defined as provisional RP2D for Phase 1b, exploration of higher DL5 ongoing * ** Data cut - off – 06 - Sept - 2022 Phase 1a Phase 1b IMA203

IMA203 Tolerability Profile – Most Frequent Adverse Events Acceptable and Manageable Treatment - emergent Adverse Events (TEAEs) • Expected cytopenia (Grade 1 - 4) associated with lymphodepletion in all patients • Cytokine release syndrome (CRS) : 31 of 32 (97%) patients infused with IMA203 experienced CRS of any Grade ▪ 29 patients had Grade 1 or 2 CRS ▪ 2 patients had Grade 3 CRS (both in phase 1a); recovered to Grade ≤2 after 3 and 4 days, respectively • Low - moderate ICANS 1 : 5 of 32 (16%) patients infused with IMA203 experienced Grade 1 or 2 ICANS (all in phase 1a) • No dose - dependent increase of CRS and ICANS • No additional DLT 2 18 One patient that started lymphodepletion in Phase 1a died from sepsis of unknown origin and did not receive IMA203 T cells, p ati ent reported earlier and not shown; CRS and ICANS graded by CARTOX criteria ( Neelapu et al ., 2018); 1 I CANS: Immune effector cell - associated neurotoxicity syndrome ; 2 DLT: dose - limiting toxicity, one DLT in phase 1a at DL2 reported on March 17, 2021 Data cut - off – 06 - Sept - 2022 IMA203

Frequency of Observed Objective Responses Improved ORR and Confirmed ORR at Higher Dose and in Phase 1b Cohort A 19 1 All patients received >1 x 10 9 total transduced viable CD8 T cells ; 2 ORR: O bjective response rate (partial responses) according to RECIST 1.1 at first scan post infusion (~6 weeks) ; 3 Confirmed ORR ( cORR ): Confirmed objective response rate (confirmed partial responses) according to RECIST 1.1 at second scan post infusion (~12 weeks); * 1 patient with SD at ~ 6 - week scan with pending ~12 - week scan considered as non - responder for cORR. • Higher ORR and confirmed ORR observed at doses above 1 billion TCR - T cells (DL4, DL5) • Earl y trends towards higher ORR and confirmed ORR observed in Phase 1b vs. Phase 1a patients Phase 1a Phase 1a + Phase 1b Phase 1b only All pts (DL1 - 4) DL4 pts only 1 DL4/DL5 pts only 1 All pts (DL4/DL5) 1 Patients Treated 27 7 12 5 ORR (~6 weeks) 2 48% (13/27) 57% (4/7) 67% (8/12) 80% (4/5) cORR (~12 weeks) 3 19% (5/27) 29% (2/7) 50% (6/12) * 80% (4/5) * Data cut - off – 06 - Sept - 2022 IMA203

Best Overall Response IMA203 Continues to Deliver Objective Responses in Major Solid Tumor Types 20 Confirmed objective responses across a broad spectrum of different tumor types such as cutaneous melanoma, uveal melanoma, head and neck cancer, ovarian cancer, synovial sarcoma * Maximum change of target lesions and RECIST 1.1 BOR at different timepoints ; # Synovial sarcoma patient (DL3) PD at week 6 not shown as t arget lesions were not evaluable; PD: Progressive disease; SD: Stable disease; PR: Partial response; cPR : Confirmed partial response; BL: Baseline Data cut - off – 06 - Sept - 2022 Phase 1a (Dose Escalation) N=27 # Phase 1b (Cohort A) N=5 IMA203

Responses over Time Encouraging Early Signs for Improved Durability at Higher Dose and in Phase 1b Patients 21 # Synovial sarcoma patient (DL3) PD at week 6 not shown as t arget lesions were not evaluable; PD: Progressive disease; SD: Stable disease; PR: Partial response; cPR : Confirmed partial response; BL: Baseline Phase 1a (Dose Escalation) N=27 # Phase 1b (Cohort A) N=5 Best overall response (RECIST1.1) Data cut - off – 06 - Sept - 2022 IMA203

Translational Data Consistent with Clinical Outcomes Supporting Proposed Mechanism of Action for IMA203 22 Mann - Whitney U test; 1 T cell infiltration for 19 patients (9 non - responder, 10 responder) with 6 - week post infusion biopsy available (1 patient with ~5 - week post infusion biopsy) IMA203 T cell infiltration into tumor correlates with objective responses 1 IMA203 T cell infiltration [vector copies/µg gDNA] Data cut - off – 06 - Sept - 2022 p=0.001 Vector copies/µg gDNA High IMA203 T cell engraftment and persistence in peripheral blood N=19 N=32 2 6 1 0 1 4 1 8 1×10 -1 1×10 0 1×10 1 1×10 2 1×10 3 1×10 4 1×10 5 1×10 6 1×10 7 2 0 4 0 6 0 8 0 1 0 0 2 0 0 4 0 0 6 0 0 8 0 0 Days post infusion B a s e l i n e Phase 1a Phase 1b 0 5×10 5 1×10 6 1.5×10 6 I M A 2 0 3 T c e l l p e a k f r e q u e n c y [ v e c t o r c o p i e s / μ g g D N A ] Cohort A p=0.0003 cPR PR P D/SD Persistence over time Peak frequency cPR PR P D/SD Vector copies/µg gDNA N=32 IMA203

ACTengine ® IMA203 Product Manufacturing Manufacturing Improvements Implemented in Phase 1b Enhance Key Features of the Cell Product 23 1 Includes 5 IMA203 products infused into Phase 1b cohort A patients, and 1 product infused into Phase 1a patient at DL3; * Unp air ed t test; # Mann - Whitney U test, 1 patient in Phase 1a at DL3 received ~0.5 x 10 9 total transduced viable CD8 T cells manufactured with current process IMA203 All Phase 1b cell products were manufactured with the current, optimized process including manufacturing improvements such as x Monocyte depletion x Serum - free transduction Significantly higher peak frequencies in Phase 1b patients infused with current, optimized product version Prior versions (n=27) Manufacturing process (infused products) Current process (n=6) 1 Prior versions (n=27) C u r r e n t V e r s i o n ( n = 6 ) A l l P r i o r V e r s i o n s ( n = 2 7 ) 0 20 40 60 80 100 % C D 8 + C e l l s p = 0.0232 C u r r e n t V e r s i o n ( n = 6 ) A l l P r i o r V e r s i o n s ( n = 2 7 ) 0 20 40 60 80 % T r a n s d u c t i o n p = 0.0025 p=0.0232* p=0.0025* Current process (n=6) 1 Phase 1a Phase 1b 0 5×10 5 1×10 6 1.5×10 6 P e a k f r e q u e n c y [ V e c t o r c o p i e s / μ g g D N A ] Cohort A p = 0.0003 p=0.0003 # Prior versions Current process IMA203 T cell peak frequency [vector copies/µg gDNA]

PRAME Expression – RNAseq Data Combined with Immatics’ Mass Spectrometry - guided RNA Threshold for Prevalence Prediction 24 Immatics’ proprietary mass spectrometry - guided RNA threshold 100% 100% 100% 95% 50%* 80% 65% 60% 25% % PRAME positive patients 1 1 PRAME target prevalence is based on TCGA RNAseq data combined with a proprietary mass spectrometry - guided RNA expression thresho ld; * PRAME target prevalence in uveal melanoma based on IMADetect® qPCR testing of screening biopsies from clinical trial patients (n=21) demonstrates substantial higher prevalence of 90%, TCGA: early & late - stage primary tumor samples, Immatics clinical trials: late - stage/metastatic tumor samples, Role of PRAME in metastasis of uveal melanoma: Field et al. 2016 Clinical Cancer Research IMA203

PRAME Expression in Tumors from Screened Patients (N=32) Highlighting Tumor Types (left), Type of Best Overall Response (middle) and Study Cohort (right) 25 Mann - Whitney U test, p=0.076 PRAME RNA expression in pre - treatment biopsies relative to threshold IMA203 has the p otential to provide clinical benefit for all PRAME biomarker - positive cancer patients Data cut - off – 06 - Sept - 2022 p=0.076 IMA203 achieved objective responses at all expression levels above Immatics’ mass spectrometry - guided RNA threshold p=0.076 p=0.076 IMA203

Selected Indications Incidence R/R Incidence PRAME Positive Patient Population Based on R/R Incidence; PRAME and HLA - A*02:01+ Cut. Melanoma 99,800 7,700 95% 2,999 Uveal Melanoma 1,500 800 90% 295 Ovarian Carcinoma 19,900 12,800 80% 4,198 Uterine Carcinoma 62,700 10,700 100% 4,387 Uterine Carcinosarcoma 3,300 1,900 100% 779 Synovial Sarcoma 1,000 400 100% 164 Squamous NSCLC 57,000 34,600 65% 9,221 Small Cell Lung Cancer 31,900 19,400 55% 4,375 Cholangiocarcinoma 8,000 7,000 35% 1,005 Adeno NSCLC 91,200 55,300 25% 5,668 Breast Carcinoma 290,600 43,800 25% TNBC: 60% 4,490 HNSCC 66,500 15,100 25% 1,548 IMA203 TCR - T Has the Potential to Reach a Large Patient Population ~39,000 Patients per Year in the US only 26 Incidences based on public estimates and Immatics internal model; Relapsed/refractory (R/R) or last - line patient population approximated by annual mortality; Estimated 41% HLA - A*02:01 positive population in the US; PRAME target prevalence is based on TCGA (for SCLC: in - house) RNAseq data combined with a proprietary mass spec - guided RNA expression threshold ; Uveal melanoma target prevalence is based on IMADetect® qPCR testing of screening biopsies from clinical trial patients (n= 21) Multiple opportunities to broaden patient reach and patient benefit: » Expand beyond US population » Expand into other indications such as kidney, esophageal, bladder, liver cancer, other sarcoma subtypes through indication - specific or indication - agonistic label expansion » Move into earlier lines of therapy (R/R Incidence  Incidence ) » Inclusion of patients with lower PRAME - threshold TOTAL ~ 39 ,000 annually in the US Initial indications of interest based on PRAME prevalence, patient population size and observed clinical responses IMA203

IMA203 Monotherapy – Conclusions ACTengine® IMA203 Targeting PRAME Offers a Unique Opportunity for Solid Cancer Patients IMA203 monotherapy Phase 1a and Phase 1b cohort A summary: • IMA203 continues to be well tolerated with manageable safety profile • Confirmed responses across a broad spectrum of different solid tumor types in heavily pre - treated patients • Positively evolving durability profile for patients treated with higher doses and in phase 1b • Clinical validation of PRAME biomarker threshold and associated prevalences » We have clinically validated PRAME as one of the largest known T cell targets for solid cancers to date IMA203 development strategy: • Transition to indication - specific development strategy • Three Phase 1b e xpansion c ohorts ongoing each designed to establish safety, evaluate the observed objective response rate, demonstrate durability & provide the trigger for registration trials 27 Data highlight the clinical potential of IMA203 TCR - T to achieve meaningful benefit for a large patient population IMA203

ACTengine® IMA203CD8 – Next - generation TCR - T Building on First - Gen IMA203 Success to Further Improve Anti - Tumor Activity • Engagement of CD4 T cells by CD8 co - transduction reported to boost anti - tumor activity in TCR - T trials • Recent data from leukaemia patients treated with CAR - T suggest a relevant role of engineered CD4 T cells in maintaining durable tumor responses over a long period of time 1 • Functional superiority of the CD8 αβ construct over multiple other CD8 constructs in preclinical experiments • Proprietary 4 - in - 1 lentiviral vector to engineer CD4 and CD8 T cells with the PRAME - specific IMA203 TCR and CD8 αβ construct (IMA203CD8) TUMOR CELL DEATH CD4 T CELL Cytotoxic Activity CD8 T CELL T cell Help Cytotoxic Activity 28 1 M elenhorst et al. 2022 Nature , Bai et al. 2022 Science Advances IMA203CD8

ACTengine® IMA203CD8 – Preclinical Assessment of Anti - Tumor Efficacy Functional CD4 T cells Mediate Longer Anti - Tumor Activity than CD8 T cells in vitro 29 0 50 100 150 200 250 300 350 400 450 0.0 0.5 1.0 1.5 2.0 CD8 Hours after Coculture T u m o r f o l d g r o w t h 0 50 100 150 200 250 300 350 400 450 0.0 0.5 1.0 1.5 2.0 CD4 Hours after Coculture T u m o r f o l d g r o w t h 2 nd addition of tumor cells 3 rd 4 th 5 th 6 th 2 nd addition of tumor cells 3 rd 4 th 5 th 6 th IMA203CD8 Engagement of CD4 T cells may enhance depth and durability of anti - tumor response and clinical outcome of TCR - T in solid cancer patients

Comprehensive PRAME Strategy To Deliver Meaningful Clinical Benefit to Patients with PRAME - positive Cancers 30 Phase 1b Dose Expansion Phase 1a Dose Escalation Cohort A IMA203 Monotherapy at Target Dose (plus DL5) 1 Increasing T cell:Tumor cell Ratio 2 Cohort B IMA203 at Target Dose plus Checkpoint Inhibitor 3 Blocking PD - 1/PD - L1 pathway Cohort C IMA203CD8 2nd Gen at Target Dose (plus DL5) 4 Adding functional CD4 T cells 5 IMA203 Monotherapy in Basket Trial Completed & provisional RP2D 1 determined in March 2022 ACTengine ® IMA203: Update on all three cohorts and identification of most promising cohort to advance towards pivotal trials is planned for 2H 2023 TCER® IMA402: Entering clinical development in 2H 2023 Upcoming Value Inflection Points for Our PRAME Programs First pt treated March 2022 First pt treated May 20 22 First pt treated Aug 20 22; DL3 completed, DL4a ongoing 1 RP2D (target dose) determined at DL4, exploration of higher dose (DL5) ongoing; 2 Demonstrated to be associated with durable response: Locke et al. 2020 Blood Advances; 3 Opdivo ® (nivolumab): programmed death - 1 (PD - 1) immune checkpoint inhibitor; 4 Treatment of n=3 patients at DL3 completed, enrollment at DL4a ongoing before continuation at DL4b and potentially DL5; 5 Demonstrated to be important for long - term remission: Melenhorst et al. 2022 Nature, Bai et al. 2022 Science Advances;

ACTengine® IMA204 – TCR - T Targeting COL6A3 Exon 6 31

ACTengine® IMA204 First - in - Class TCR - T Targeting Tumor Stroma Key Features 32 HLA - A*02 - presented peptide derived from COL6A3 exon 6 Naturally and specifically presented on tumors at high target density 1 : 100 - 700 copies/cell Novel tumor stroma target identified and validated by XPRESIDENT® quant. mass spectrometry platform High - affinity, specific TCR targeting COL6A3 exon 6 Affinity - maturated, CD8 - independent TCR High functional avidity 2 : ~0.01ng/ml Identified and characterized by XCEPTOR® TCR discovery and engineering platform CD8 - independent, next - generation TCR engages both, CD8 and CD4 T cells In vitro anti - tumor activity against target - positive cell lines in CD8 and CD4 T cells Complete tumor eradication in in vivo mouse models Pancreatic Carcinoma – 80% Breast Carcinoma – 75% Stomach Carcinoma – 65% Sarcoma – 65% Esophageal Carcinoma – 60% Squamous NSCLC – 55% Adeno NSCLC – 55% HNSCC – 55% Uterine Carcinosarcoma – 55% Colorectal Carcinoma – 45% Mesothelioma – 45% Cholangiocarcinoma – 40% Ovarian Carcinoma – 40% Melanoma – 35% Bladder Carcinoma – 35% 1 Target density: peptide copy number per tumor cell, approximate range representing the majority of tumor samples analyzed; 2 Functional avidity: EC50 half maximal effective concentration; 3 Solid cancer indications with 20% or more target expression, Target prevalence for selected cancer indications based on mRNA expression (TCGA and Immatics inhouse data) TARGET TCR PREC LINICAL DATA PATIENT POPULATION 3 IMA204 provides a promising therapeutic opportunity for a broad patient population as monotherapy or in combination with TCR - T cells directed against tumor targets IMA204

ACTengine® IMA204 – High Affinity, CD8 - independent TCR Complete Tumor Eradication in vitro & in vivo 1 by Affinity - enhanced IMA204 TCR CD8 - independent TCR leads to tumor eradication in all mice treated 33 Control IMA204 TCR D7 D16 D22 D29 Affinity maturated CD8 - independent, next - generation TCR engages both CD4 and CD8 T cells without the need of CD8 co - transduction Stroma cells Tumor cells Stroma Target (COL6A3 exon 6) in Ovarian Cancer sample Example of a Tumor Target in same Ovarian Cancer sample 1 In vivo data in collaboration with Jim Riley, University of Pennsylvania, control: non - transduced T cells. TCR avidity and specificity d ata not shown, available in IMA204 presentation on Immatics website. COL6A3 exon 6 prevalently expressed at high target density in tumor stroma across many solid cancers IMA204

ACTallo® – Our Next - generation Off - the - shelf TCR - T 34

ACTallo® – Immatics’ Allogeneic Cell Therapy Approach • Off - the - shelf cell therapy , no need for personalized manufacturing  reduced logistics and time to application • Potential for hundreds of doses from one single donor leukapheresis  lower cost of goods • Use of healthy donor material provides standardized quality and quantity of starting material • Strategic collaborations combining Immatics’ proprietary ACTallo ® platform with Bristol Myers Squibb’s next - gen technologies and Editas Medicine’s CRISPR gene editing technology to develop next - gen allogeneic γδ TCR - T/CAR - T programs 35 ACTallo® γδ T cell Cell Engineering (gene editing & armoring ) γδ T cell Collection from Healthy Donor Expansion Off - the - shelf Products Patient Treatment

Why γδ T cells? γδ T cells Are Well Suited for an Off - the - shelf Cell Therapy Approach 36 γδ T cells x are abundant in the peripheral blood x show intrinsic anti - tumor activity x naturally infiltrate solid tumors & correlate with favorable prognosis x are HLA - independent, thus do not cause graft - vs - host disease in allogeneic setting x can be expanded to high numbers in a cGMP - compatible manner x can be effectively redirected using αβ TCR or CAR constructs In vitro a nti - tumor activity 0 48 96 144 192 0 5 10 15 Hours F o l d G r o w t h ( U 2 0 S - R F P + ) Tumor cells only  T cells (NT)  T cells IMA203 TCR + T cells (NT) T cells IMA203 TCR + γδ T cells (control) + tumor cells tumor cells only αβ T cells (control) + tumor cells γδ T cells TCR + + tumor cells αβ T cells TCR + + tumor cells ACTallo® 0 5 10 15 20 25 0.001 0.01 0.1 1 10 100 1000 10000 100000 1000000 Day F o l d e x p a n s i o n o f   T c e l l s Expansion Fold - growth (target - positive tumor cells)

TCER® – TCR Bispecifics 37

TCER® – Immatics’ Next - generation, Half - Life Extended Bispecifics Proprietary TCER® Format Consisting of Three Distinct Elements 38 High - affinity TCR domains targeting XPRESIDENT® - selected tumor - specific peptide - HLA molecules Low - affinity T cell recruiter against CD3/TCR Fc part for half - life extension, favorable stability and manufacturability Next - gen, half - life extended TCER® format designed to  safely apply high drug doses for activity in a broad range of tumors  achieve optimized scheduling 2 1 3 Cytotoxic lytic granules T umor cell killing A ctivated T cell TCER®

TCER® – Immatics’ Next - generation, Half - Life Extended Bispecifics 39 pHLA targeting TCR x High - affinity (single digit nM ) TCR targeting XPRESIDENT® - selected tumor - specific peptide - HLA molecules x Broad therapeutic window through XPRESIDENT® - guided affinity maturation (>1000x) 1 x Complete tumor eradication in mouse xenograft models at low doses T cell recruiting antibody x Low - affinity (triple digit nM ) T cell recruiter against both TCR & CD3 x Optimized biodistribution aiming for enrichment at tumor site and prevention of CRS 2 x Superior anti - tumor activity in mouse models as compared to widely used CD3 recruiters Next - generation TCER® format x Off - the - shelf b iologic with antibody - like manufacturability 3 and low cost of goods x Superior anti - tumor activity 4 compared to six alternative bispecific formats x Half - life of several days expected in humans Our TCER® format is designed to maximize efficacy while minimizing toxicities in patients 1 As compared to natural TCR; 2 Based on literature data for other low - affinity recruiters (e.g. Harber et al ., 2021, Nature; Trinklein et al ., 2019, mAbs ) ; 3 Production in mammalian cells (CHO cells); 4 Based on preclinical testing TCER® 1 2 3

Potency of Our Proprietary TCR Bispecific Format TCER® 40 • Seven different TCR Bispecific formats were evaluated with a pHLA targeting TCR and the identical T cell recruiting antibody • TCER® format had higher combination of potency and specificity 1 than six alternative TCR Bispecific format designs evaluated Flexible Plug - and - play platform: TCER® format successfully validated for different TCRs & different T cell recruiting antibodies TCER® TCER® 2+1 TCR bispecific format: High potency was linked to a significantly reduced specificity profile Killing of target - positive cells by different TCR Bispecifics 1 Preclinical data on specificty not shown

TCER® Format Is Designed for Optimized Efficacy and Safety Superior Tumor Control Using a Novel, Low - Affinity Recruiter 41 Widely used T cell recruiting Ab (3 variants) medium to high affinity (single to double digit nM ) n = 6 mice/treatment group, n = 10 mice in vehicle group, 2 donors/group Dose: 0.025 mg/kg Proprietary, low - affinity T cell recruiting region demonstrates superior tumor control compared to analogous TCER® molecules designed with higher - affinity variants of a widely used recruiter Immatics’ T cell recruiting Ab low affinity (triple digit nM ) TCER® Tumor Model in Mice 1 1 Hs695T xenograft model in NOG m ice , tumor volume of group means shown

TCER® Format Is Designed for Optimized Efficacy and Safety Reduced Target - Unrelated Recruiter - Mediated Cytokine Release using a Low - Affinity Recruiter 42 TCER® Whole blood cytokine release assay N= 3 HLA - A*02 - positive donors N=16 cytokines tested, 4 exemplary cytokines shown

Our TCER® Portfolio Broad Pipeline of Next - Gen Half - Life Extended TCR Bispecifics 43 TCER® • PRAME peptide presented by HLA - A*02:01 • Start of clinical trial planned for 2023 IMA402 • Undisclosed peptide presented by HLA - A*02:01 • Preclinical PoC studies ongoing IMA403 Potential for addressing different indications and large patient populations with novel, off - the - shelf TCR Bispecifics • MAGEA4/8 peptide presented by HLA - A*02:01 • Start of clinical trial in May 2022, dose escalation ongoing IMA401 • Undisclosed peptides presented by HLA - A*02:01 and other HLA - types • TCER® engineering and preclinical testing ongoing IMA40x Several innovative programs

TCER® IMA402 Targeting PRAME – Efficacy Assessment in vitro Tumor Cell Killing at Low Physiological PRAME Peptide Levels 44 0 20 40 60 80 100 120 140 10 -1 10 0 10 1 10 2 10 3 10 4 10 5 IMA402 [pM] Cytotoxicity [%] ~50 PRAME CpCs 0 0 20 40 60 80 100 120 140 10 -1 10 0 10 1 10 2 10 3 10 4 10 5 IMA402 [pM] Cytotoxicity [%] Target-negative 0 0 20 40 60 80 100 120 140 10 -1 10 0 10 1 10 2 10 3 10 4 10 5 IMA402 [pM] Cytotoxicity [%] ~110 PRAME CpCs 0 0 20 40 60 80 100 120 140 10 -1 10 0 10 1 10 2 10 3 10 4 10 5 IMA402 [pM] Cytotoxicity [%] ~250 PRAME CpCs 0 • TCER® IMA402 induces killing of tumor cells with PRAME target copies as low as 50 CpCs • Physiological PRAME levels detected in majority of cancer tissues from patients are 100 – 1000 CpCs • Preclinical activity profile enables targeting of a broad variety of tumor indications, such as lung cancer, breast cancer, ovarian cancer, uterine cancer, melanoma and others IMA402 CpC: Target peptide copy numbers per tumor cell

TCER® IMA402 Achieves Durable Tumor Control of Large Tumors in vivo 45 -29 0 500 1000 1500 2000 2500 0 10 20 30 40 50 60 70 Study day M e d i a n t u m o r v o l u m e [ m m 3 ] Vehicle IMA402 [0.01 mg/kg] IMA402 [0.05 mg/kg] IMA402 [0.25 mg/kg] • Dose - dependent efficacy of IMA402 in cell line - derived in vivo mouse model • Durable shrinkage of large tumors including complete responses over prolonged period • Sufficiently high drug doses are key to achieving desired anti - tumor effect IMA402

Half - life Extended Format of IMA402 Confers Terminal Half - life of >1 Week 46 pHLA – aV L Assay pHLA – aFc Assay • IMA402 shows a terminal serum half - life of ≈ 8 days in mice • IMA402 will be initially dosed weekly in the clinical trial • Dosing frequency may be adapted based on clinical data IMA402

Upcoming activities • CTA 1 submission planned for 2Q 2023 • Start of patient treatment planned for 2H 2023 Advancing TCER® IMA402 Towards Clinical Development Recent and Upcoming Activities 47 IMA402 TCER® Ph1/2 clinical trial in patients with solid tumors Recent activities x Completion of IND - enabling data package x Manufacturing of GMP batch completed with high titer (>3.5 g/L) and high yield x Scientific advice with regulatory authorities IMA402 1 Clinical Trial Application (CTA) is the European equivalent of an Investigational New Drug (IND) application

TCER® IMA402 Phase 1/2 Clinical Trial to Start in 2023 48 MABEL: minimum anticipated biological effect level Phase 1: Dose Escalation Phase 2a: Dose Expansion Basket trial with focus indications Adaptive design aimed at accelerating dose escalation • Specific indications plus ongoing basket • Combination therapies • Optional dose/application optimization Expansion cohort Expansion cohort Expansion cohort Trial Overview Phase 1/2 clinical trial to evaluate safety, tolerability and anti - tumor activity of IMA402 HLA - A*02:01 - positive patients with PRAME - expressing recurrent and/or refractory solid tumors MTD/ RP2D IMA402

Accelerated Development of TCER® IMA402 TCER® IMA402 Phase 1/2 Clinical Trial Design Targeting enhanced treatment convenience • Initially weekly i.v. infusions, potential for early optimization of scheduling based on half - life extended TCER® format • Exploring s.c. application 49 IMA402 MABEL: minimum anticipated biological effect level; DLT period: Evaluation period for potential dose limiting toxicities (DLT) in a patient Flexible trial design for fast clinical execution • Adaptive design with flexible dose cohorts, initially only 1 - 3 patients per dose level, optimized MABEL approach with elevated starting dose, short DLT period of 2 weeks • Basket trial in focus indications for accelerated signal finding, multiple options for expansion cohorts • Extension from phase 1/2 to pivotal possible Optimized patient selection to leverage the broad PRAME potential Assuring sufficient PRAME target expression using our IMADetect® qRT - PCR assay (mass spectrometry - guided RNA threshold) » No pretesting for indications with very high PRAME prevalence, e.g. melanoma, uterine & ovarian cancer, synovial sarcoma » Prospective target testing for indications with PRAME prevalence <80%, e.g. lung cancer, breast cancer, head and neck cancer 1 2 3

Immatics’ Proprietary Target and TCR Discovery Platforms 50

True Cancer Targets & Matching Right TCRs Goal to Maximize Anti - Tumor Activity and Minimize Safety Risks of TCR - based Immunotherapies 51 True Targets via XPRESIDENT® technology platform • are naturally presented on tumor tissues as identified by mass - spec • are absent or presented at only low levels on normal tissues • are presented at high copy numbers to trigger a pharmacological response + Technology Right TCRs via XCEPTOR® technology platform • recognize the target peptide with high affinity and specificity • show selective killing of tumor cells • are developed to be suitable for two different therapeutic modalities, Cell Therapies and TCR Bispecifics

Technology Pool of 200 Prioritized Targets as Foundation for Future Value Generation 52 200 Prioritized Targets Grouped in 3 Target Classes: 1. Well known and characterized parent protein (20%) e.g. MAGE family cancer testis antigens 2. Unknown or poorly characterized parent protein (60%) e.g. stroma target COL6A3 exon 6 3. Crypto - targets/Neoantigens (20%) Novel target class which includes RNA - edited peptides & non - classical neoantigens ~50% of our prioritized targets are non - HLA - A*02 restricted, substantially broadening the potential patient reach >2,500 cancer & normal tissues a nalyzed by Quantitative, Ultra - Sensitive Mass Spectrometry pHLA Database based on primary tissues >200 prioritized targets

Immatics ’ Unique Capability – Identification of the most Relevant Target Example of MAGEA4/8 Peptide Target 53 1 Copy number per tumor cell (CpC) measured on a paired - sample basis by AbsQuant®, i.e. comparing MAGEA4 vs. MAGEA4/A8 peptide pre sentation on same sample, 2 Students paired T test p<0.001 2 Technology MAGEA4/8 target is presented at >5 - fold higher target density 1 than a commonly used MAGEA4 target peptide XPRESIDENT® quantitative information on target density 1 between peptides originating from the same source protein Ranking of pHLA targets

Development of the Right TCR – XCEPTOR® Technology TCR Discovery and Engineering for ACT and TCR Bispecifics 54 TCR Bispecifics T cell engaging receptor (TCER®) Adoptive Cell Therapy ACTengine® ACTallo ® • Fast, efficient and highly sensitive discovery of highly specific, natural TCRs • Protein engineering capabilities to design and maturate TCRs with increased affinity while retaining specificity • Early de - selection of cross - reactive TCRs by the u nique interplay between Immatics’ target and TCR discovery platforms XPRESIDENT® and XCEPTOR® during TCR discovery 1 and TCR maturation 2 Micromolar affinity Nanomolar affinity Technology 1 XPRESIDENT® - guided off - target toxicity screening; 2 XPRESIDENT® - guided similar peptide counterselection

Optimal Target Selection & TCR Specificity for Minimizing Safety Risks Unique Interplay between Technology Platforms Allows Early De - risking for Clinical Development 55 Target peptide presented on tumor cells Selective killing of tumor cells Target peptide presented on normal cells Off - target toxicity On - target (off - tumor) toxicity A different HLA is recognized on normal cells Alloreactivity Similar peptide presented on normal cells 1 XPRESIDENT® - guided screening for on - and off - target toxicities of TCRs based on the extensive database of peptides presented on normal tissues Technology 1 Clinical fatalities have occurred in TCR - T trials using a titin cross - reactive TCR (Cameron et al ., Sci Transl Med)

Robust IP Portfolio Immatics’ Patent Estate – Territorial Coverage 56 Cancer targets, TCRs and technology protected by: • 5,800 applications and patents filed in all major countries and regions • >115 patent families • >2,400 granted patents, thereof >550 granted patents in the US Technology

Corporate Information & Milestones 57

David Leitner Schuldirektor David Leitner Schuldirektor David Leitner Schuldirektor Harpreet Singh Chief Executive Officer Co - Founder >20 yrs biotech experience Arnd Christ Chief Financial Officer >20 yrs biotech experience ( InflaRx , Medigene , NovImmune , Probiodrug ) Carsten Reinhardt Chief Development Officer >20 yrs pharma & biotech experience ( Micromet , Roche, Fresenius) Cedrik Britten Chief Medical Officer 15 yrs pharma & biotech experience (GSK, BioNTech) Rainer Kramer Chief Business Officer 25 yrs pharma & biotech experience (Amgen, MorphoSys , Jerini , Shire, Signature Dx) Steffen Walter Chief Technology Officer Co - Founder Immatics US >15 yrs biotech experience Edward Sturchio General Counsel >15 yrs pharma & biotech experience ( Abeona Therapeutics, AAA, Novartis, Merck, Schering) ) Jordan Silverstein Head of Strategy >10 yrs biotech experience ( InflaRx , AAA) Toni Weinschenk Chief Innovation Officer Co - Founder >15 yrs biotech experience Experienced Global Leadership Team Across Europe and the US Corporate

Strong, Focused and Highly Integrated Trans - Atlantic Organization 59 Houston, Texas ~ 150 FTEs Cell therapy development & manufacturing Munich, Germany ~ 65 FTEs Various operating functions Tübingen, Germany ~ 215 FTEs Target & TCR discovery and TCR Bispecifics developme nt Corporate FTE status as of December 2022

Delivering s the Power of T cells to Cancer Patients © Immatics. Not for further reproduction or distribution. www.immatics.com